U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


                                  (check one)

  [ ]  Form 10-K and Form 10-KSB      |X|  Form 20-F        [ ]  Form 11-K

               [ ]  Form 10-QSB                [ ]  Form N-SAR


                      For Period Ended: December 31, 2001



                        PART I - Registrant Information


Full Name of Registrant:

          Telex-Chile S.A.


Address of Principal Executive Office (Street and Number):

          Rinconada El Salto 202
          Huechuraba, Santiago
          Chile


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                      PART II - Rules 12b-25(b) and (c)

          The Annual Report on Form 20-F could not be filed on June 30, 2002 without unreasonable expense and effort and the Registrant seeks relief pursuant to Rule 12b-25(b).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

          (b) The subject Annual Report on Form 20-F will be filed on or before the fifteenth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit has been attached if applicable.


                             PART III - Narrative

          State below in reasonable detail the reasons why Form 20-F could not be filed within the prescribed period.

          The Registrant could not file Form 20-F prior to June 30, 2002 because the Registrant's external auditors have been unable to complete their review of the Forepart of the 20-F as required by generally accepted auditing standards to consider whether the information presented outside of the audited financial statements in Form 20-F is materially inconsistent with information, or the manner of its presentation, appearing in the audited financial statements.


                          PART IV - Other Information

          (1) Name and telephone number of persons to contact in regard to this notification:


   S. Todd Crider                                    (212) 455-2664
--------------------                              --------------------
       (Name)                                      (Telephone Number)



          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed.

                           |X| Yes           [ ] No


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          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.


                           | | Yes           [X] No


               Explanatory Note: All statements of earnings included in the report of Form 20-F have previously been made public by the registrant and filed on Form 6-K, including the results for the year and quarter ended December 31, 2001.


Telex-Chile S.A. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    June 30, 2002              By:  /s/ Alejandro Rojas P.
                                        --------------------
                                        Alejandro Rojas P.
                                        General Manager



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